Exhibit 99.1

Magna International Inc. 337 Magna Drive Aurora, Ontario L4G 7K1
Tel	(905) 726-2462
Fax	(905) 726-7164

PRESS RELEASE

GERMAN ANTITRUST AUTHORITY ATTENDS AT MAGNA OPERATING DIVISION IN GERMANY

September 24, 2013, Aurora, Ontario, Canada …..Magna International Inc. (TSX: MG) (NYSE: MGA) today announced that the Bundeskartellamt, the German Federal Cartel Office, has attended at a Magna operating division in Germany under the authority of a search warrant, in connection with an ongoing antitrust investigation of the automobile textile coverings and components industry (particularly trunk linings).

Magna’s policy is to comply with all applicable laws, including antitrust and competition laws, and we intend to cooperate with the German Federal Cartel Office.

ABOUT MAGNA

We are a leading global automotive supplier with 314 manufacturing operations and 89 product development, engineering and sales centres in 29 countries. Our 123,000 employees are focused on delivering superior value to our customers through innovative processes and World Class Manufacturing. Our product capabilities include producing body, chassis, interior, exterior, seating, powertrain, electronic, vision, closure and roof systems and modules, as well as complete vehicle engineering and contract manufacturing. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit our website at www.magna.com.

For further information, please contact Louis Tonelli, Vice-President, Investor Relations at 905-726 7035.

FORWARD-LOOKING STATEMENTS

The previous discussion may contain statements that constitute “forward-looking information” or “forward-looking statements” within the meaning of applicable securities legislation.  We use words such as “may”, “would”, “could”, “should”, “will”, “likely”, “expect”, “anticipate”, “believe”, “intend”, “plan”, “forecast”, “outlook”, “project”, “estimate” and similar expressions suggesting future outcomes or events to identify forward-looking statements. Any such forward-looking statements are based on information currently available to us, and are based on assumptions and analyses made by us in light of our experience and our perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks, assumptions and uncertainties, many of which are beyond our control, and the effects of which can be difficult to predict, including, without limitation: risks of conducting business in foreign markets, legal claims and/or regulatory actions against us; the unpredictability of, and fluctuation in, the trading price of our Common Shares; changes in laws and governmental regulations; and other factors set out in our Annual Information Form filed with securities commissions in Canada and our annual report on Form 40-F filed with the United States Securities and Exchange Commission, and subsequent filings. In evaluating forward-looking statements, we caution readers not to place undue reliance on any forward-looking statements and readers should specifically consider the various factors which could cause actual events or results to differ materially from those indicated by such forward-looking statements. Unless otherwise required by applicable securities laws, we do not intend, nor do we undertake any obligation, to update or revise any forward-looking statements to reflect subsequent information, events, results or circumstances or otherwise.

For further information about Magna, please see our website at www.magna.com. Copies of financial data and other publicly filed documents are available through the internet on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com and on the United States Securities and Exchange Commission’s Electronic Data Gathering, Analysis and Retrieval System (EDGAR) which can be accessed at www.sec.gov